UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vantage Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92209F102
(CUSIP Number)

June 9, 2008
Date of Event Which Requires Filing Of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92209F102	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Diamondback Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,797,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,797,200 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,200 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60%
12	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 92209F102	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Diamondback Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,797,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,797,200 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,200 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92209F102	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS DBCM Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,797,200 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,797,200 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,200 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92209F102	13G	Page 5 of 10 Pages

Item 1.
(a)	NAME OF ISSUER
Vantage Energy Services, Inc. (the “Company”)

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

777 Post Oak Boulevard, Suite 610 Houston, TX 77056

Item 2(a).	NAME OF PERSON FILING
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
Item 2(c).	CITIZENSHIP

Diamondback Master Fund, Ltd.

c/o Morgan Stanley Fund Services (Bermuda) Ltd.

Clarendon House, 2 Church Street

Hamilton HM DX, Bermuda

Citizenship: Cayman Islands, British West Indies

Diamondback Capital Management, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

DBCM Partners, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER

92209F102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 92209F102	13G	Page 6 of 10 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)3
(f)	☐	An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F)3
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, (i) Diamondback Master Fund, Ltd. beneficially owns 2,797,200 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed the beneficial owner of the 2,797,200 shares of Common Stock beneficially owned by Diamondback Master Fund, Ltd.

Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Chad Loweth, Richard Sapanski and Richard H. Schimel (the "Diamondback Principals") serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.

(b)	Percent of class:

The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed on May 15, 2008, indicates that the total number of outstanding shares of Common Stock as of May 1, 2008 was 42,375,000. Based on the Company's outstanding shares of Common Stock as of May 1, 2008, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM

CUSIP No. 92209F102	13G	Page 7 of 10 Pages

Partners, LLC may be deemed to beneficially own 6.60% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote
See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of
0

(iv)	Shared power to dispose or to direct the disposition of
See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON OR CONTROL PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92209F102	13G	Page 8 of 10 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 12, 2008, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC.

CUSIP No. 92209F102	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 12, 2008

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ Chad Loweth	By:	/s/ Mark Hadlock
Name:	Chad Loweth	Name:	Mark Hadlock
Title:	Director	Title:	Chief Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Chad Loweth
Name:	Chad Loweth
Title:	Member

CUSIP No. 92209F102	13G	Page 10 of 10 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, $0.001 par value, of Vantage Energy Services, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 12, 2008

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ Chad Loweth	By:	/s/ Mark Hadlock
Name:	Chad Loweth	Name:	Mark Hadlock
Title:	Director	Title:	Chief Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Chad Loweth
Name:	Chad Loweth
Title:	Member